UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)
                   TRANSACTION STATEMENT UNDER SECTION 13(e)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

               RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13e
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             TRANS-LUX CORPORATION
              ____________________________________________________
                              (Name of the Issuer)

                             TRANS-LUX CORPORATION
              ____________________________________________________
                      (Name of Person(s) Filing Statement)

                         Common Stock, $1.00 par value
              ____________________________________________________
                         (Title of Class of Securities)

                                   893247 106
              ____________________________________________________
                     (CUSIP Number of Class of Securities)

                                Angela D. Toppi
                     Executive Vice President and Secretary
                             TRANS-LUX CORPORATION
                                26 Pearl Street
                               Norwalk, CT  06850
                            (203) 853-4321 ext. 5903
              ____________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                With a copy to:

                              Gerald Gordon, Esq.
                      Weisman Celler Spett & Modlin, P.C.
                                445 Park Avenue
                              New York, NY  10022
                                 (212) 371-5400

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ]  The filing of a registration statement under the Securities Act of 1933.
c. [ ]  A tender offer.
d. [ ]  None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]
Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

                           Calculation of Filing Fee
      ---------------------------------------------------------------------
      |   TRANSACTION VALUATION*       |      AMOUNT OF FILING FEE**      |
      ---------------------------------------------------------------------
      |           $5,000               |               $0.00              |
      ---------------------------------------------------------------------

*Calculated solely for the purposes of determining the filing fee. The transaction valuation assumes the payment for 9,615 shares of Common Stock of the subject Company at $0.52 per share in cash. The actual transaction value will be based on the average closing price on the five trading days on which sales took place prior to the 2010 Annual Meeting of Stockholders.

**The amount of the filing fee is calculated, in accordance with Rule 0-11(b), as amended, by multiplying the transaction value of $5,000 by .0000713, rounded down to $0.00.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid: ---------------     Filing Party: ---------------
     Form or Registration No.: --------------    Date Filed: -----------------

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the Proxy Statement entitled "Summary of Reverse Stock Split and Forward Stock Split Proposal" is incorporated herein by reference.


ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) Name and Address. The name of the subject Company is Trans-Lux Corporation, a Delaware corporation. Trans-Lux Corporation's executive offices are located at 26 Pearl Street, Norwalk, Connecticut 06850. Trans-Lux Corporation's telephone number is (203) 853-4321.

     (b) Securities. The subject class of equity securities to which this Schedule relates is the Company's Common Stock, $1.00 par value ("Common Stock"), of which 2,826,424 shares were outstanding as of June 30, 2010.

     (c) Trading Market and Price. The Common Stock is listed on the NYSE Amex under the symbol "TLX." The information set forth in the Proxy Statement entitled "Price Range of Common Stock; Dividends; Trading Volume" is incorporated herein by reference.

     (d) Dividends. The information set forth in the Proxy Statement entitled "Price Range of Common Stock; Dividends; Trading Volume" is incorporated herein by reference.

     (e) Prior Public Offerings. There have been no public offerings in the past three years.

     (f) Prior Stock Purchases. No shares of Common Stock have been purchased by the Company in the past two years except for fractional shares resulting from the conversion of Class B Stock into Common Stock as a result of approval by the stockholders at the December 11, 2009 Annual Meeting of Stockholders.


ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address. Trans-Lux Corporation is the filing person and subject company. The business address and telephone number of Trans-Lux Corporation are set forth under Item 2(a) of this Schedule 13E-3.

     Pursuant to General Instruction C to Schedule 13E-3, the information on directors and/or executive officers of Trans-Lux Corporation is set forth in the Proxy Statement entitled "Election of Directors" and "Security Ownership of Certain Beneficial Owners, Directors and Executive Officers" is incorporated herein by reference. In addition to the executive officers list therein, Messrs. Hirschauer and Mahoney have been Senior Vice Presidents of the Company for the past 5 years.

     The business address and telephone number for all of the directors and executive officers is c/o Trans-Lux Corporation, 26 Pearl Street, Norwalk, Connecticut 06850 and (203) 853-4321.

     (b) Business and Background of Entities.  Not applicable.

     (c) Business and Background of Natural Persons. The information on directors is set forth in the Proxy Statement entitled "Election of Directors" and the information on executive officers is set forth in the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners, Directors and Executive Officers" is incorporated herein by reference.


ITEM 4. TERMS OF THE TRANSACTION.

     (a) (1) Material Terms, Tender Offers.  Not applicable.

     (a) (2) Material Terms, Mergers or Similar Transactions. The information set forth in the Proxy Statement entitled "Summary of Reverse Stock Split and Forward Stock Split Proposal," "Questions and Answers Concerning the Reverse Stock Split," "Special Factors," "Reasons for the Reverse Stock Split," "Terms of the Reverse Stock Split," "The Reverse Stock Split," "Federal Income Tax Consequences of the Reverse Stock Split" and "Vote Required for Approval" is incorporated herein by reference.

     (b) Purchases.  None.

     (c) Different Terms. The information set forth in the Proxy Statement entitled "Effects of the Reverse Stock Split" is incorporated herein by reference. All stockholders are treated the same who own 50 or more shares of Common Stock; and all stockholders who own less than 50 shares of Common Stock will be cashed out.

     (d) Appraisal Rights. The information set forth in the Proxy Statement entitled "Terms of the Reverse Stock Split - Dissenter's Rights" is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement entitled "Fairness of the Reverse Stock Split - Procedural Fairness to Unaffiliated Stockholders" is incorporated herein by reference.

     (f) Eligibility for Listing or Trading. The information set forth in the Proxy Statement entitled "Reasons for the Reverse Stock Split - Termination of Registration and Reporting Requirements: Reduction of Expenses" and "Effects of the Reverse Stock Split - Potential Detriments of the Reverse Stock Split to Stockholders" and "Terms of the Reverse Stock Split - Resale of Securities" is incorporated herein by reference.


ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) Transactions.

     (b) Significant Corporate Events.

     (c) Negotiations or Contacts.

     The information set forth in the Proxy Statement entitled "Election of Directors" concerning the election of three of the directors in connection with a Settlement Agreement described in the Company's proxy statement for the December 11, 2009 Annual Meeting of Stockholders is incorporated herein by reference as is the information on the proposal to eliminate Class B Stock and the proposal to (a) modify provisions relating to Class A Stock and (b) increase authorized Common Stock. There is also a proposal to adopt a 2010 Long-Term Incentive Plan in the Proxy Statement and is incorporated herein by reference.

     (d) Conflicts of Interest.  Not applicable.

     (e) The information set forth in the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners, Directors and Executive Officers" is incorporated herein by reference.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Purposes. The information set forth in the Proxy Statement entitled "Reasons for the Reverse Stock Split" is incorporated herein by reference.

     (b) Use of Securities Acquired. The fractional shares of Common Stock acquired pursuant to the Reverse Stock Split will be cancelled.

     (c) Plans. The information set forth in the Proxy Statement entitled "Reasons for the Reverse Stock Split - Termination of Reporting Requirements:
Reduction of Expenses" and "Effects of the Reverse Stock Split - Potential Detriments of the Reverse Stock Split to Stockholders," "Terms of the Reverse Stock Split - Resale of Securities" and "Conduct of the Corporation's Business After the Reverse Stock Split" is incorporated herein by reference. The information in the Proxy Statement on the proposal to eliminate the Class B Stock and the proposal to (a) modify the Class A Stock and (b) increase authorized Common Stock is incorporated herein by reference.

     (d) These are no negotiations involving the Company and any third party or any of the items covered by Item 1006 of Regulation M-A.


ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) Purposes. The information set forth in the Proxy Statement entitled "Reasons for the Reverse Stock Split-Termination of Reporting Requirements:
Reduction of Expenses," "Effects of the Reverse Stock Split - Potential Detriments of the Reverse Stock Split to Stockholders" and "Terms of the Reverse Stock Split - Resale of Securities" is incorporated herein by reference.

     (b) Alternatives. The information set forth in the Proxy Statement entitled "Reasons for the Reverse Stock Split - Alternatives to Reverse Stock Split" is incorporated herein by reference.

     (c) Reasons. The information set forth in the Proxy Statement entitled "Reasons for the Reverse Stock Split-Termination of Reporting Requirements:
Reduction of Expenses," "Effects of the Reverse Stock Split - Potential Detriments of the Reverse Stock Split to Stockholders" and "Terms of the Reverse Stock Split - Resale of Securities" is incorporated herein by reference.

     (d) Effects. The information set forth in the Proxy Statement entitled "Effects of the Reverse Stock Split" is incorporated herein by reference.


ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a) Fairness. The information set forth in the Proxy Statement entitled "Fairness of the Reverse Stock Split" is incorporated herein by reference.

     (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement entitled "Fairness of the Reverse Stock Split" is incorporated herein by reference.

     (c) Approval of Security Holders. The information set forth in the Proxy Statement entitled "Summary of the Reverse Stock Split and Forward Stock Split Proposal" and "Vote Required for Approval" is incorporated herein by reference.

     (d) Unaffiliated Representative. The information set forth in the Proxy Statement entitled "Fairness of the Reverse Stock Split - Procedural Fairness to Unaffiliated Stockholders" is incorporated herein by reference. The Board of Directors has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders.

     (e) Approval of Directors. The information set forth in the Proxy Statement entitled "Summary of the Reverse Stock Split and Forward Stock Split Proposal," "Questions and Answers Concerning the Reverse Stock Split," and "Fairness of the Reverse Stock Split - Recommendation of the Corporation's Board of Directors; Procedural Fairness to Unaffiliated Stockholders" is incorporated herein by reference.

     (f) Other Offers.  None


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a) Report, Opinion or Appraisal. No reports, opinions or appraisals were obtained. The information set forth in the Proxy Statement entitled "Fairness of the Reverse Stock Split - Fairness; Factors Considered" and "Terms of the Reverse Stock Split - General" is incorporated herein by reference.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

     (c) Availability of Documents.  Not applicable as there are none.


ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Source of Funds. The information set forth in the Proxy Statement entitled "Financing of the Reverse Stock Split" is incorporated herein by reference.

     (b) Conditions.  Not applicable.

     (c) Expenses. The information set forth in the Proxy Statement entitled "Costs of the Reverse Stock Split" is incorporated herein by reference.

     (d) Borrowed Funds.  Not applicable.


ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Security Ownership. The information set forth in the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners, Directors and Executive Officers" is incorporated herein by reference.

     (b) Securities Transactions.  No persons, specified in Instruction 1 to
Item 1008(b) of Regulation M-A, transacted in the Stock during the past 60 days. As described in the Proxy Statement, Mr. Jean-Marc Allain received 50,000 shares of restricted Common Stock upon his employment on February 16, 2010.


ITEM 12. THE SOLICITATION OR RECOMMENDATION.

     (e) Recommendations of Others. The information set forth in the Proxy Statement entitled "Summary of the Reverse Stock Split and Forward Stock Split Proposal," "Questions and Answers Concerning the Reverse Stock Split" and "Fairness of the Reverse Stock Split - Recommendation of the Corporation's Board of Directors; Procedural Fairness to Unaffiliated Stockholders" is incorporated herein by reference.


ITEM 13. FINANCIAL STATEMENTS.

     (a) Financial Information. The financial information required by this item is incorporated by reference to the financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 and is also contained in the annual report to stockholders mailed simultaneously with the Proxy Statement.

     (b) Pro Forma Information.  Not applicable.


ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Solicitations or Recommendations.  None

     (b) Employees and Corporate Assets. None other than in the ordinary course of business in connection with annual meetings of stockholders. The information set forth in the Proxy Statement entitled "Financing of the Reverse Stock Split" is incorporated herein by reference.


ITEM 15. ADDITIONAL INFORMATION.

     (a) Agreements, Regulatory Requirements and Legal Proceedings. There are no agreements between, Trans-Lux Corporation and any of its executive officers, directors, or subsidiaries relating to the Reverse Stock Split. The applicable legal requirements are the filing of this Schedule 13E-3, the filing of the Proxy Statement and required amendments and filing of applicable certificates of amendment to the certificate of incorporation as to amendments approved by the stockholders. There are no legal proceedings pending relating to the Reverse Stock Split.

     (b) Other Material Information. The Company believes the Proxy Statement contains all such information as may be necessary to make all required statements in the light of the circumstances under which they are made, not materially misleading.


ITEM 16. EXHIBITS.

     (a) (1) Proxy Statement dated this date incorporated by reference.

     (b) (1) Form of the 1989 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.4(a) of Form 10-K for the year ended December 31, 1999).

     (c) (1) Restricted Stock Agreement with Jean-Marc Allain dated February 16, 2010 (incorporated by reference to Exhibit 10.2 of Form 8-K dated February 18,
2010).



                                   SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           TRANS-LUX CORPORATION


                                           by:   /s/ Angela D. Toppi
                                              ---------------------------
                                              Angela D. Toppi
                                              Executive Vice President and
                                              Chief Financial Officer

Dated: July 16, 2010